March 7, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Aberdeen Chile Fund, Inc.

CIK#: 0000846676

Securities Act File No. 333-134354

Withdrawal of Post-Effective Amendment to the Registration Statement on Form N-2

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Aberdeen Chile Fund, Inc. (the “Fund”) hereby respectfully requests that the Fund’s Post-Effective Amendment to the Fund’s Registration Statement filed on March 4, 2011, Accession No. 0001104659-11-012397, be withdrawn, and that an order of the Commission granting such withdrawal be included in the Fund’s file for the Registration Statement.

The Amendment was filed under the wrong EDGAR submission type as a POS 8C.  The filing has been resubmitted using the correct EDGAR submission type.

Any questions or comments on this request should be directed to Anthony Geron of Willkie Farr & Gallagher LLP, the Fund’s legal counsel, at (212) 728-8510.

Very truly yours,

Aberdeen Chile Fund, Inc.

By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Vice President

cc:           Anthony Geron, Willkie Farr & Gallagher LLP

Aberdeen Asset Management Inc

1735 Market Street, 32nd floor, Philadelphia PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc is an Investment Adviser registered with the US Securities and Exchange Commission under the Investment Advisers Act of 1940.  Member of Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. Registered service mark of Aberdeen Asset Management PLC.